Springview Holdings Ltd

203 Henderson Road

#06-01

Henderson Industrial Park

Singapore 159546

February 5, 2024

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn: Ms. Isabel Rivera

Re: Springview Holdings Ltd

Draft Registration Statement on Form F-1

Submitted December 20, 2023

CIK No. 0002002236

Dear Ms. Rivera,

This letter is in response to your letter on January 16, 2024, in which you provided comments to the Draft Registration Statement on Form F-1 (the “Draft Registration Statement”) of Springview Holdings Ltd (the “Company”) filed with the U.S. Securities and Exchange Commission on December 20, 2023. On the date hereof, the Company has submitted an Amendment No. 1 to the Draft Registration Statement (the “Amendment”). We set forth below in bold the comments in your letter relating to the Draft Registration Statement followed by our responses to such comments.

Draft Registration Statement on Form F-1 submitted December 20, 2023

Cover Page

1.	Please reconcile your disclosure that you intend to apply for Nasdaq listing with the statement on page 8 that you have already applied for listing. If you have already applied for listing, please also disclose the status of the application.

RESPONSE: We respectfully notify the Staff that the Company has revised the statement on page 8 of the Amendment to state that “we intend to apply to list the Class A Shares on Nasdaq”.

Risk Factors, page 11

2.	Please include risk factor disclosure about the disparate voting rights in your classes of ordinary shares, including the number of votes per share to which each class of ordinary shares is entitled, and the risks your capital structure presents to investors.

RESPONSE: We respectfully advise the Staff that the Company has revised the risk factor on page 21 of the Amendment to specifically identify the disparate voting rights in our classes of ordinary shares and the risks it presents to investors. Please refer to the risk factor: “The dual-class structure of our company’s ordinary shares concentrates voting control with Avanta (BVI) Limited. Its interests may not align with those of our other shareholders, limiting or precluding our shareholders’ ability to influence corporate matters, including the election of directors, amendments to our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transactions requiring shareholder approval.”

Springview Holdings Ltd

203 Henderson Road

#06-01

Henderson Industrial Park

Singapore 159546

3.	Please expand your risk factor regarding litigation exposure on page 13 to address the proceedings discussed starting on page 63 of your registration statement.

RESPONSE: We respectfully advise the Staff that the Company has expanded the risk factor in relation to its litigation exposure on page 13 of the Amendment to include a brief summary of the proceedings discussed on page 63 and make the relevant references to the detailed write-up on page 63. For Staff’s convenience, we provide the risk factor as set forth below: “We are and may continue to be exposed to litigation, claims or other disputes.

We may, from time to time, encounter disputes arising from contracts with customers, suppliers, subcontractors, or other third parties. Claims brought by customers against us may involve defective work, damaged work, as we are obligated to protect our completed or partially completed work on-site, property damages, or other contractual breaches, which may result in us incurring liquidated damages under the terms of our contracts with our customers. Claims may also arise from disputes with suppliers and subcontractors on matters relating to payment and/or contractual performance.

Such claims could lead to time-consuming and costly litigations, arbitrations, administrative proceedings, or other legal procedures. Expenses incurred in legal proceedings or arising from claims brought by or against us will materially and adversely affect our business, financial position, financial performance, and prospects.

Moreover, legal proceedings resulting in unfavorable judgments or findings may harm our reputation, cause financial losses, and damage our prospects of being awarded future contracts, thereby materially and adversely affecting our operations, financial position, financial performance, and prospects.

The nature of our work also involves certain risks as employees work at the work sites with equipment and tools, or work from height. Our employees who suffer an injury arising out of and in the course of their employment can choose to either submit a claim under the Work Injury Compensation Act 2019 of Singapore (“WICA”) for compensation through the Ministry of Manpower of Singapore (“MOM”) without needing to prove negligence or breach of statutory duty by the employer or commence legal proceedings to claim damages under common law against the employer for breach of duty or negligence. Pursuant to the WICA, an injured employee is entitled to claim medical leave wages, medical expenses, and lump sum compensation for permanent incapacity or death, subject to certain stipulated limits. Damages under a common law claim are usually higher than an award under the WICA and may include compensation for pain and suffering, loss of wages, medical expenses, and any future loss of earnings.

In particular, Springview Singapore is currently involved in two civil litigation proceedings in connection with workplace injuries at its work sites, as well as facing charges for violation of the Workplace Safety Health Act and the Building Control Act. For details, please refer to “Business — Litigation and Other Legal Proceedings.” on page 63.

In the event that the litigation costs, time involved, and/or claim amounts are substantial, our financial performance will be materially and adversely affected.”

4.	Please update your risk factor on page 16 to disclose when the company expects to remediate its material weaknesses.

RESPONSE: We respectfully advise the Staff that the Company is actively implementing measures to remediate its material weakness, but there can be no assurance at this time that they will be completed in time. As a result, the Company has updated the risk factor on page 16 to include the disclosure: “Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting, as required under Section 404 of the Sarbanes-Oxley Act after the completion of this offering,” for clarity.

Springview Holdings Ltd

203 Henderson Road

#06-01

Henderson Industrial Park

Singapore 159546

5.	We note your disclosure on page 35 regarding the potential impact of inflation on your business. Please add a risk factor and also update this disclosure on page 35 if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosures in the Amendment (page 17 and 35). We have added the following risk factor on page 17 of the Amendment.

Our operations are and could continue to be subject to inflationary pressure, and we may not be able to pass on the resulting rise in costs.

Our business is and could be subject to inflationary pressure. As of the date of this prospectus, we have witnessed impacts of inflation on our operations. For example, we have seen a rise in the prices of our construction materials and in the wages of our laborers as a result of inflation. In the event of heavier inflationary pressure in the future, our project costs could be elevated even further. There is no guarantee that we will be able to efficiently pass on the resulting rise in such costs to our customers. Under such circumstances, there is a likelihood of adverse effects on our business operations.

Our controlling shareholder has substantial influence over our company, page 21

6.	Please illustrate the risk by quantifying the percentage of voting power Avanta (BVI) Limited will control after the offering. Also specify who has control over the shares held by Avanta and their relationship to you.

RESPONSE: We respectfully advise the Staff that the Company has revised the risk factor on page 21 of the Amendment to quantify the post-offering percentage of voting power held by Avanta (BVI) Limited. Additionally, we have included the disclosure that Avanta (BVI) Limited is controlled by our executive director, Siew Yian Lee. Please refer to the risk factor: “As a result of the dual-class structure of our company’s ordinary shares, Avanta (BVI) Limited has and will continue to have voting control over our company. Its interests may not align with those of our other shareholders, limiting or precluding our shareholders’ ability to influence corporate matters, including the election of directors, amendments to our organizational documents, and any merger, consolidation, or other major corporate transactions requiring shareholder approval.”.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

7.	We note your statement that a majority of your customers are residential homeowners. Please provide a breakdown of the percentage of your revenues generated from residential and commercial customers.

RESPONSE: We respectfully advise the Staff that the breakdown of percentage of the Company’s revenue generated from residential and commercial customers are set forth below for the following fiscal periods:

	For the Year Ended	For the Six Months Ended June 30,
	December 31, 2022	2022 (unaudited)	2023 (unaudited)	2023 (unaudited)	Variances
	S$	S$	S$	US$	S$	%
Commercial customers	569,778	199,563	1,223,723	904,919	1,024,160	513.2
Residential customers	6,646,174	3,372,166	2,151,204	1,590,775	(1,220,962)	(36.2)
Total revenue	7,215,952	3,571,729	3,374,927	2,495,694	(196,802)	(5.5)

We have also added the above summary chart on page 37 in the MD&A section.

Liquidity and Capital Resources, page 39

8.	Please expand to disclose the material terms of the financial support letter referenced in this section. Please also revise your related party transaction disclosure beginning on page 77 and provide the information required by Item 7.B of Form 20-F.

RESPONSE: We respectfully advise the Staff that the financial support letter provided by the Company’s CEO, Mr Zhuo Wang, does not consist of outstanding loans, refinancing agreements or guarantees provided to Springview Singapore. The financial support letter, as disclosed under Liquidity and Capital Resources on page 39, expressed both his willingness and intent to provide the necessary financial support to Springview Singapore so as to enable Springview Singapore to meet its liabilities on an as-needed basis and to carry on its business without a significant curtailment of operations for the foreseeable future. We have included the material terms of the financial support letter, stating that “The financial support, up to S$2,000,000, will be provided at an interest rate of 5.5%, effective until May 31, 2025. The entire sum must be repaid in full as a lump sum before this date.” The related party section has been revised accordingly.

Springview Holdings Ltd

203 Henderson Road

#06-01

Henderson Industrial Park

Singapore 159546

Industry Overview, page 47

9.	Please clarify what entities comprise the upstream participants in Singapore’s New Construction, Reconstruction, A&A, Renovation, Bespoke Carpentry and Furniture industry.

RESPONSE: We respectfully advise the Staff that the Company has revised the disclosure on page 47 to provide further clarification regarding the entities comprising the upstream participants in Singapore’s New Construction, Reconstruction, A&A, Renovation, Bespoke Carpentry, and Furniture industry.

10.	Please revise your disclosure to address what portion of the industry described in this section is currently captured by your business plan. In particular, in light of your statement on page 35 that a majority of your customers are residential homeowners, disclose the portion attributable to the residential market.

RESPONSE: We respectfully advise the Staff that the Company has revised pages 48-50 of our disclosure to address the industry segments covered by our business plan. Additionally, we have disclosed the specific proportion related to the residential market, aligning with the statement on page 35 highlighting the majority of our customers as residential homeowners.

Regulation, page 65

11.	We note your disclosure that Springview Singapore has accumulated 17 demerit points under the MOM system. Please clarify a timeframe for the accumulation of these demerit points and the impact on your business.

RESPONSE: We respectfully advise the Staff that the Company has revised the disclosure in relation to the MOM demerit points system for the construction sector in Singapore on page 67 of the Amendment to clarify the time period for which the demerit points were accumulated by Springview Singapore and to address the potential impact of the demerit points may have on the operation for Springview Singapore.

Management, page 69

12.	Please reconcile your statement that Jordan Yi Chun Tse joined the company on November 15, 2023 with the disclosure in the employment agreement filed as Exhibit 10.3 that Mr. Tse became the company’s Chief Financial Officer on October 15, 2023.

RESPONSE: We respectfully advise the staff that Mr. Tse joined our company on October 15, 2023, and was appointed Chief Financial Officer on November 15, 2023. We have updated the disclosure on page 70 accordingly.

13.	To the extent that Ms. Lee was selected to serve as a member of your board of directors under an arrangement or understanding with major shareholders, such as Avanta (BVI) Limited, please revise to disclose the arrangement or understanding. Refer to Item 6.A.5 of Form 20-F. Please also clarify the nature of her employment with you. We note her role is described as a director, but that she is also party to an employment agreement providing for a base salary and discretionary bonus.

RESPONSE: We respectfully advise the staff that Ms. Lee, through her control of Avanta (BVI) Limited, is our majority shareholder, and therefore she was appointed as one of our directors based on such. Ms. Lee has been the Executive Director of the Company since November 15, 2023. She manages and directs our company’s building works, overseeing their execution and performance. On November 18, 2023, she entered into an employment agreement with the Company, which memorializes the terms and conditions of her employment.

Springview Holdings Ltd

203 Henderson Road

#06-01

Henderson Industrial Park

Singapore 159546

Employment Agreements, page 73

14.	Please expand to disclose the material terms of these agreements, including base salary and bonuses.

RESPONSE: We respectfully inform the staff that the company has broadened the disclosure of material terms within the employment agreements on pages 73 and 74 of the Amendment to encompass base salaries. All other pertinent terms, including termination of employment and non-competition clauses, have already been incorporated.

Principal Shareholders, page 75

15.	In light of the disclosure on page 46 regarding the December 1, 2023 reorganization after which both Siew Yian Lee and Kong Chuan Heng now own Avanta (BVI) Limited, please tell us whether Kong Chuan Heng shares voting and dispositive control over the shares held by Avanta with Siew Yian Lee and revise footnote (7) to the table if necessary.

RESPONSE: We respectfully advise the staff that Siew Yian Lee and Kong Chuan Heng have entered into an acting-in-concert agreement, designating Siew Yian Lee as the sole individual to have voting and dispositive power over ordinary shares and voting rights of our Company held by Avanta (BVI) Limited. As such, Kong Chuan Heng does not share voting control and dispositive control over the shares held by Avanta and therefore footnote (7) does not need to be updated.

16.	We note that footnote 5 to the table on page 76 indicates that Siew Yian Lee has the power to direct the voting and disposition of the ordinary shares held by Avanta (BVI) Limited, and may be deemed the beneficial owner of all ordinary shares held by Avanta (BVI) Limited. Please clarify how Ms. Lee controls Avanta (BVI) Limited when she owns 50% of such entity. Tell us also if there is a familial relationship between Ms. Lee and Kong Chuan Heng or whether they have a binding agreement to vote in unison. Tell us also if any such agreement was in place relating to their prior ownership of Springview Singapore.

RESPONSE: We respectfully advise the Staff that Kong Chuan Heng is the spouse of Siew Yian Lee, and they have entered into an acting-in-concert agreement. This agreement designates Siew Yian Lee as the sole individual to have voting and dispositive power over ordinary shares and voting rights held by Avanta (BVI) Limited. We also advise the Staff that there was not any such agreement related to their prior ownership of Springview Singapore but they have acted jointly as spouse.

Related Party Transactions, page 77

17.	Please revise to disclose the basis on which each of Springview Contracts Pte. Ltd., GGL Enterprises Pte. Ltd., and Mr. Heng Kong Chuan is a related party.

RESPONSE: We respectfully advise the Staff that the Company has revised the disclosures regarding the relationship of the related parties to the Company to ensure clarity on the basis on which Springview Contracts Pte. Ltd., GGL Enterprises Pte. Ltd., and Mr. Heng Kong Chuan is each a related party on page 77 of the Amendment.

Note 13 - Related Party Balances and Transactions, page F-27

18.	We note significant accounts receivable and amounts due from Springview Contracts Pte. Ltd. Please provide more robust disclosure regarding the nature of your relationship with Springview Contracts Pte. Ltd., a description of the transactions that resulted in amounts due, the contractual repayment terms of the receivables, whether any of the receivables are considered past due, and your analysis of the collectability of the outstanding balances.

RESPONSE: We respectfully advise the Staff that the Company has revised “Note (1) the Company entered into a contracting agreement with Springview Contracts Pte. Ltd. to provide construction services for projects under Springview Contracts Pte. Ltd.” on page 77 and page F-27 of the Amendment to Note (1) Springview Contracts Pte. Ltd. engaged the Company to provide construction services for projects under Springview Contracts Pte. Ltd. The total charges are computed and issued as sales invoices to Springview Contracts Pte. Ltd. by the Company at the end of each fiscal year, which resulted in accounts receivable and amounts due from Springview Contracts Pte. Ltd. Such receivables are due within 120 days. As of June 30, 2023, S$960,148 are considered past due, and was subsequently fully collected by the Company on December 8, 2023.

Springview Holdings Ltd

203 Henderson Road

#06-01

Henderson Industrial Park

Singapore 159546

Item 8. Exhibits and Financial Statement Schedules, page II-2

19.	Please file all material contracts as exhibits to your registration statement. We note disclosure in the Management’s Discussion and Analysis section and in your financial statements regarding loans and borrowings and the financial support letter from Zhuo Wang. Please file these loan agreements and the financial support letter or advise us why they are not material.

RESPONSE: We respectfully advise the Staff that the exhibit table has been updated to include contracts that the Company deem to be material. In addition, Mr. Zhuo Wang has not provided any loans to the company, but we have filed the financial support letter of Zhuo Wang as exhibit 10.11 to the Amendment.

20.	Please file the contracting agreement with Springview Contracts Pte. Ltd. referenced on page 77 or tell us why you do not believe it is required to be filed. See Item 601(b)(10)(ii) of Regulation S-K.

RESPONSE: We respectfully advise the Staff that the Company has filed the Contracting agreement between Springview Enterprises Pte. Ltd. and Springview Contracts Pte. Ltd. as Exhibit 10.12 to the Amendment.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Zhuo Wang
Zhuo Wang
Chairman of the Board